EXHIBIT  99.1  IMPORTANT  FACTORS  REGARDING  FUTURE  RESULTS

     You should carefully consider the following risk factors, in addition to other publicly available information in deciding whether to invest in PixTech stock.

WE HAVE A HISTORY OF LOSSES AND ACCUMULATED DEFICIT WHICH MAY CONTINUE IN THE FUTURE.

We  have  a  history  of  losses  as  follows:

                                                             Loss to Common
                                      Operating Net Losses    Stockholders
                                      ---------------------  ---------------
Nine Months ended September 30, 1999  $        21.0 million  $  21.3 million
Year Ended December 31, 1998          $        19.7 million  $  17.9 million
Year Ended December 31, 1997          $        15.8 million  $  14.7 million

     The losses were due in part to limited revenues and to various expenditures, including expenditures associated with:

-     research  and  development  activities;
-     pilot  production  activities;  and
-     preparation  and  start-up  of  volume manufacturing in Taiwan, at Unipac.

      We  expect  to  incur  operating  losses  in  the future due primarily to:

- continuing research and development activities to develop field emission displays larger than 15 inch in diagonal and color displays;
-     manufacturing  start-up  costs  in  Taiwan,  and
-     expansion  of  our  sales  and  marketing  activities.

     As a result of these losses, as of September 30, 1999, we had an accumulated deficit of approximately $75.2 million.

     Our ability to achieve and maintain profitability is highly dependent upon the successful commercialization of our monochrome and color displays. We cannot assure you that we will ever be able to successfully commercialize our products or that we will ever achieve profitability.

WE  WILL  NEED  ADDITIONAL  CAPITAL  IN  THE  FUTURE.

     We have incurred negative cash flows from operations since inception, and have expended, and will need to expend, substantial funds to complete our planned technology and product development efforts, including:

- continuous improvement of our manufacturing processes in order to achieve yields that will lead to an acceptable cost of products;
- continuous product development activities in order to develop color displays that meet market requirements and to develop a range of products offered for sales;
- continuous research and development activities in order to develop displays larger than 15 inch in diagonal; and
-     expansion  of  our  marketing,  sales  and  distribution  activities.

     In addition to the above requirements, we expect that we will require additional capital either in the form of debt or equity, regardless of whether and when we reach profitability, for the following activities:

-     working  capital;
-     acquisition  of  manufacturing equipment to expand manufacturing capacity;
and
-     further  product  development.
     Our future capital requirements and the adequacy of our available funds depend on numerous factors, including:
-     the  rate  of  increase  in  manufacturing  yields  by  Unipac, in Taiwan;
-     the  magnitude,  scope  and  results  of  our product development efforts;
- the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;
-     competing  technological  and  market  developments;  and
- expansion of strategic alliances for the development, manufacturing, sale, marketing and distribution of our products.

     We currently expect to run out of money in December 2000. We have entered into an equity line agreement with Kingsbridge which provides that we may issue and sell, from time to time, up to an aggregate of $15,000,000 of our common stock, subject to the satisfaction of certain conditions. We cannot assure you that we will meet all of the conditions required to obtain financing under the equity line agreement. Even if we were able to meet the required conditions, we may have to raise additional money from other sources in order to continue to fund our operations.

WE  MAY  HAVE  PROBLEMS  RAISING  MONEY  WE  NEED  IN  THE  FUTURE.

     In the future, we expect that we will need to obtain additional money from sources outside our company, as we have done in the past. If we cannot obtain money when we need it, we may need to reduce our production of products and development of new products. There is no guarantee that any of the outside sources will provide us with money when we need it. In addition, even if we are able to find outside sources which will provide us with money when we need it, in order to raise this money we may be required to issue securities with better rights than the rights of our common stock or we may be required to take other actions which lessen the value of our current common stock, including borrowing money on terms that are not favorable to us.

     Our ability to raise capital from Kingsbridge through the equity line agreement is subject to the satisfaction of certain conditions at the time of each sale of common stock to Kingsbridge (none of which is within the control of Kingsbridge). These conditions include, but are not limited to, the following:

- the registration statement we have filed to register the common stock purchased by Kingsbridge under the equity line agreement for resale must be effective;
- our representations and warranties to Kingsbridge set forth in the equity line agreement must be accurate as of the date of each put of our common stock;
- no statue, rule, regulation, executive order, decree, ruling or injunction shall be in effect which prohibit or directly and adversely affects any of the transactions contemplated by the equity line agreement;
- at the time we put our common stock to Kingsbridge, there cannot have been any material adverse change in our business, operations, properties, prospects or financial condition since the date of filing of our most recent report with the SEC pursuant to the Securities Exchange Act of 1934;
- the number of shares already held by Kingsbridge, together with those shares we are proposing to put, cannot exceed 9.9% of the total amount of our common stock that would be outstanding upon completion of the put;
- our common stock must meet certain price and trading volume guidelines including those on Annex A of the equity line agreement; and
- at least 15 trading days must have elapsed since the date of the last put notice.

     We may not satisfy all of these conditions, and therefore may not be able to sell shares to Kingsbridge pursuant to the equity line agreement.

DUE TO THE CONVERSION OF SERIES E PREFERRED STOCK, HOLDERS OF COMMON STOCK MAY FACE SIGNIFICANT DILUTION.

     In December 1998, we issued 367,269 shares of series E stock, at a price of $22.5313 per share, to certain institutional investors. The series E stock is generally convertible into our common stock at a rate equal to the lesser of (a) $1.60938, and (b) the average closing price of our common stock over the ten trading day ending period ending on the day immediately preceding the day upon conversion. When our common stock price falls below $1.60938, the conversion of the series E stock may result in the issuance of a significant number of additional shares of common stock, and may cause significant dilution to current holders of our common stock. Even before the shares of series E stock are converted, the holders of the series E stock vote on the basis of the number of shares of common stock that the series E stock can be converted into. Therefore, a large drop in our stock price may result in a large amount of voting control being held by a small number of stockholders.

HOLDERS OF OUR SERIES E PREFERRED STOCK COULD ENGAGE IN SHORT SELLING TO REDUCE THEIR CONVERSION PRICE.

     A decrease in the price of our common stock below the $1.60938 maximum conversion price could result in the series E preferred stock being convertible into more shares of common stock. Increased sales volume of our common stock could put downward pressure on the market price of the shares. This fact could encourage holders of series E preferred stock to sell short our common stock prior to conversion of the series E preferred stock, thereby potentially causing the market price to decline. The selling stockholders could then convert their series E preferred stock and use the share of common stock received upon conversion to cover their short position. The selling stockholders could thereby profit by the decline in the market price of the common stock caused by their short selling.

QUALIFICATIONS IN THE REPORT OF OUR INDEPENDENT PUBLIC ACCOUNTANTS MAY AFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     In their audit report on the consolidated financial statements for the year ended December 31, 1998 contained in our Annual Report and elsewhere in this prospectus, our independent public accountants, Ernst & Young, included an explanatory paragraph indicating their view that we would require additional funding to continue operations which raised substantial doubt about our ability to continue as a going concern. We cannot assure you that Ernst & Young's opinion on future financial statements will not include a similar explanatory paragraph if we are unable to raise sufficient funds or generate sufficient cash flow from operations to cover the cost of our operations. The continued inclusion of this paragraph could raise concerns about our ability to fulfill our contractual obligations, may adversely affect our relationships with third parties, and we may not be able to complete future financings.

IF WE FAIL TO CONTINUE TO MEET NASDAQ'S LISTING MAINTENANCE REQUIREMENT, NASDAQ MAY DELIST OUR COMMON STOCK.

     There is a possibility that our common stock could be delisted from the Nasdaq National Market. While our common stock is currently quoted on the Nasdaq National Market, in order to remain quoted on the Nasdaq National Market, we must meet certain requirements with respect to:

- market capitalization (the market value of all outstanding shares of our common stock);
- public float (the number of outstanding shares of common stock held by those not affiliated with us);
-     market  value  of  public  float;
-     market  price  of  the  common  stock;
-     number  of  market  makers;
-     number  of  shareholders;  and
- net tangible assets (total assets minus total liabilities and intangible assets).

     If the price of our common stock were to fall significantly below our current trading range, Nasdaq may approach us regarding our continued listing on the Nasdaq National Market. This situation could result from the rights contained in the series E stock, which is convertible into common stock at a conversion price based on a future price of our common stock. If Nasdaq were to begin delisting proceedings against us, it could reduce the level of liquidity currently available to our stockholders. With regard to future priced securities such as our series E stock, Nasdaq is concerned with the following, among other things:

-     disproportionate  voting  rights;
-     minimum  bid  price  of  a  company's  common  stock;  and
-     public  interest  concerns.

     The holders of our series E stock may vote their series E stock as if they were holders of common stock and are entitled to the number of votes equal to the number of shares of common stock that the series E stock is convertible into at the time of voting. If our common stock price were to fall significantly, this right may be deemed to violate a Nasdaq maintenance requirement due to the disproportionate voting right, when compared to our common stock, that each share of series E stock would have.

     Moreover, in order to continue to be listed on Nasdaq, the minimum bid price of our common stock must stay above $1.00. In addition to the fluctuations of the market in general and our common stock in particular, a decrease in our common stock price that causes the number of shares of common stock issuable upon conversion of the series E stock to increase may exert downward pressure on the price of our common stock. This may drive the minimum bid price of our common stock below $1.00, thus violating a Nasdaq maintenance requirement. On October 29, 1999 the minimum bid price on our common stock was $1.969. Nasdaq has also stated that in egregious situations, future priced securities, such as our series E stock, may raise public interest concerns that may result in the delisting of our common stock, if Nasdaq deems the delisting necessary to prevent fraudulent and manipulative acts and practices.

     If our common stock is delisted from the Nasdaq National Market, we could apply to have the common stock quoted on the Nasdaq SmallCap Market. The Nasdaq SmallCap Market has a similar set of criteria for initial and continued quotation. We may not, however, meet the requirements for initial or continued quotation on the Nasdaq SmallCap Market. If we were not able to meet the requirements of the Nasdaq SmallCap Market, trading of our common stock could be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market listing requirements, in what is commonly referred to as the "pink sheets."

     In  addition,  if  our  common stock were delisted from the Nasdaq National
Market, we may not have the right to obtain funds under the equity line agreement and it could be more difficult for us to obtain future financing. In addition, if our common stock is delisted, investors' interest in our common stock would be reduced, which would materially and adversely affect trading in, and the price of, our common stock.

BECAUSE WE USE A SINGLE CONTRACT MANUFACTURER TO MANUFACTURE OUR FIELD EMISSION DISPLAYS WE MAY BE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF PRODUCTS AND WE MAY HAVE LESS CONTROL OF PRICE.

     Unipac, a liquid crystal display manufacturer and an affiliate of UMC, Taiwan's second largest Semiconductor manufacturer, is our only contract manufacturer. In the future, we expect that the products that will be manufactured at Unipac and sold to our customers will represent the majority of our revenues. If we are not able to implement our manufacturing plans with Unipac as soon as we expect, we will not be able to ship medium to large volumes of field emission display products. Moreover, we will have less control over the price of the finished products, the timeliness of their delivery and their reliability and quality. Finally, we will not be able to obtain an acceptable cost for our field emission displays through high volume manufacturing, as compared to manufacturing field emission displays at our pilot production facility. This situation would materially adversely affect our revenues and costs of producing products.

     Expectations about the final timing of this manufacturing plan with Unipac are forward-looking statements that still involve risks and uncertainties, including the ease or difficulty of the transfer of the field emission display technology to Unipac.

     Our failure to adequately manage this contract manufacturing relationship or any delays in the shipment of our products would adversely affect us.

OUR MANUFACTURING PROCESSES ARE STILL UNDER DEVELOPMENT AND WE STILL NEED TO OBTAIN COMMERCIALLY ACCEPTABLE YIELDS AND ACCEPTABLE COSTS OF PRODUCTS OR OUR COSTS TO PRODUCE OUR DISPLAYS WILL BE TOO HIGH FOR US TO BE PROFITABLE.

     In order for us to succeed, we must continue to develop and produce a range of products incorporating our field emission display technology. At this time, we have successfully developed only one monochrome field emission display product that has been incorporated into a commercial end-user application and that is being targeted at various markets. We will need to complete the development of additional field emission display products to enlarge our market opportunity, and there is no guaranty that we will succeed in these development efforts. If we do not develop these new products, we will need to rely on sales of a single product to be successful.

     We have used our manufacturing facility in Montpellier, France to develop manufacturing processes but it has produced only a limited number of products suitable for sale. Additionally, to date, we have not completed testing of our manufacturing processes at Unipac. In order for us to be successful, we must improve our manufacturing yields in order to demonstrate the low cost potential of our field emission display technology. Even if we succeed in completing the development and testing of our manufacturing processes, we can not be sure that the favorable characteristics demonstrated by our current displays manufactured at our pilot manufacturing facility will be reproduced on a cost-effective basis in commercial production.

     We have, at this time, encountered a number of delays in the development of our products and processes, and it is possible that further delays will occur. Any significant delays could cause us to miss certain market opportunities and could reduce our product sales.

WE NEED TO FURTHER ENHANCE OUR DISPLAY PERFORMANCE OF OUR COLOR DISPLAYS OR OUR DISPLAYS MAY NEVER BE ACCEPTED BY A LARGE NUMBER OF POTENTIAL CUSTOMERS.

     We may never improve the performance characteristics of our color displays to a level that is commercially acceptable or fail to do so on a timely basis, either of which could result in potential customers not buying our products. Key elements of display performance are brightness, power efficiency and stability over time (life time and reliability). We are seeking to balance brightness with power efficiency to produce bright and low power-consumption displays. Display reliability depends on a large number of factors, including the manufacturing process used in assembling the displays as well as the characteristics of the materials, including phosphors, used in the display. In order to produce color displays that will provide the product life and other characteristics necessary for most applications, we need to make further advances in our manufacturing processes and in the selection of the materials we use.

WE MAY NEVER BE ABLE TO FUND THE RESEARCH AND DEVELOPMENT ACTIVITIES NEEDED TO DEVELOP LARGE DISPLAYS.

     We need to conduct a significant research and development effort in order to bring our current 15-inch field emission display prototype to a stage where it can be manufactured in volume at an acceptable cost. We may never be able to fund that effort. Even if we were able to develop a product that could be manufactured, we would have to locate or build a manufacturing facility to produce our displays. Currently, Unipac has a facility and equipment to build small displays only. We may not be able to fund the amount needed in order to acquire or build a manufacturing facility for our large displays. If we are unable to develop or manufacture large displays, we will miss large market opportunities for flat panel displays.

WE MAY REDUCE RESEARCH OR DEVELOPMENT PROGRAMS TO CONSERVE CAPITAL, INCREASING OUR DEPENDENCE ON REMAINING PROGRAMS.

     We are constantly reviewing and prioritizing programs, and we may reduce some programs to conserve capital. Any cut would increase our dependence on our remaining programs, and would increase the risk from those programs to our business as a whole, which could materially and adversely affect our chances of obtaining profitability. While we plan to allocate our resources to those programs with the greatest potential to contribute to a sound financial and operating position, we may fail to do so.

WE FACE INTENSE COMPETITION AND NEED TO COMPETE WITH CURRENT AND FUTURE COMPETING TECHNOLOGIES THAT MAY OUTPERFORM OUR DISPLAYS THUS MAKING OUR DISPLAY UNDESIRABLE.

     Our competitors may succeed in developing products that outperform our displays or that are more cost effective. If our competitors develop products that offer significant advantages over our products and we are unable to improve our technology, or develop or acquire alternative technology that is more competitive, we may not be able to sell our displays.

     The  market  for  flat  panel  display  products  is currently dominated by products utilizing liquid crystal display technology. Certain liquid crystal display manufacturers, such as Canon, Sharp, NEC, Hitachi, Samsung and Toshiba have substantially greater name recognition and financial, technological, marketing and other resources than us. Presently liquid crystal displays are in short demand and independent forecasts predict that this may continue over a certain period of time. However, liquid crystal display manufacturers have made, and continue to make, substantial investments in increasing capacity as well as product performance. We believe that, over time, this, combined with new competitors entering the flat panel displays market, may cause over-supply conditions and may have the effect of reducing average selling prices of flat panel displays. In order to effectively compete, we could be required to increase the performance of our products or reduce prices. In the event of price reductions, we will not be able to maintain gross margins unless we reduce our cost of sales.

     There are a number of domestic and international companies developing and marketing display devices using alternative technologies to liquid crystal display technology, such as vacuum fluorescent displays, electro-luminescent panels and plasma panels. Additionally, some of the basic field emission display technology is in the public domain and, as a result, we have a number of potential direct competitors developing field emission displays or developing fundamental field emission displays technology, including Canon, Futaba, Motorola, Sony, Fujitsu, Samsung and Toshiba, as well as smaller companies, including Candescent, and Silicon Diamond Technology. Although we own the rights to significant technological advances in field emission display technology, potential competitors may have developed or may soon develop comparable or superior field emission display technology. Many of the developers of alternative flat panel display and competing field emission display technologies have substantially greater name recognition and financial, research and development, manufacturing and marketing resources than us, and have made and continue to make substantial investments in improving their technologies and manufacturing processes.

BECAUSE POTENTIAL CUSTOMERS MAY NOT ACCEPT OUR PRODUCTS WE MAY NEVER SELL THE NUMBER OF DISPLAYS REQUIRED TO MAKE OUR BUSINESS PROFITABLE.

     We are uncertain about the potential size and timing of our target market opportunities. We anticipate marketing our displays to original equipment manufacturer customers, which are customers that will incorporate our product into their final product. It is possible that demand for any particular product by these customers will not last or that new markets will fail to develop as we expect, or at all. Our ability to have consumer products sold that incorporate our displays will depend, in part, on the following factors:

- whether original equipment manufacturers select our products for incorporation into their products;
- the successful introduction of such products by the original equipment manufacturers; and
- the successful commercialization of products developed by parties incorporating our products.

     It takes a long time for any product to achieve market success, and any success is never certain. The introduction of new products is often delayed by the need to have the products selected by an original equipment manufacturer and designed into the original equipment manufacturer's products. For certain products, the delay attributable to a manufacturer's design cycle may be a year or longer. Factors affecting the length of these delays include:

-     the  size  of  the  manufacturer;
-     the  type  of  application;  and
- whether the displays are being designed into new products or fitted into existing applications.

     If volume production of such products is delayed for any reason, our competitors may introduce new technologies or refine existing technologies which could diminish the commercial acceptance of our products.

WE  HAVE  LIMITED  SALES,  MARKETING  AND  DISTRIBUTION  CAPABILITIES.

     We have limited internal sales, marketing and distribution experience and capabilities. Until recently, we were a development stage company with no products or product sales. Consequently, we had not established significant sales, marketing, or distribution operations within our company. Recently, however, we have begun sales of our displays to customers. We will not be able to develop significant revenues from the sales of our products unless we can attract and retain highly qualified employees to market and oversee the distribution of our products. If we are unable to establish and maintain significant sales, marketing and distribution efforts, either internally or through arrangements with third parties, we may be adversely affected.

FUTURE  COOPERATION  AND  LICENSE  REVENUES  MAY  DECREASE.

     From 1993 to 1995, we entered into various cooperation and license agreements under which we were paid money for achieving certain milestones. At this time, we have received all expected revenues associated with these milestone payments. If we fail to enter into new royalty-bearing licenses or cooperation agreements, we could be adversely affected as we have relied on these revenues in the past and revenues from product sales may not increase as we expect. For instance, we must execute further cooperation and/or license agreements with third parties that are not existing licensees before we will receive any future cooperation or license revenues. Should we successfully enter such agreements, a portion of the revenues from these contracts may need to be shared with our existing licensees. Cooperation and license revenues accounted for approximately 34% of our revenues in 1998.

     In addition, we will only recognize royalty revenues under cooperation and license agreements with existing or future licenses if any of our licensees incorporate licensed technology into products that are successfully commercialized. We can not guarantee that any of our licensees will successfully develop or commercialize any field emission display products. We believe that one of our existing licensees, Raytheon Company, may have suspended our internal program to develop field emission displays.

WE MAY HAVE DIFFICULTY PROTECTING PATENTS AND OTHER PROPRIETARY RIGHTS TO OUR TECHNOLOGY AND MAY THEREFORE BE UNABLE TO PREVENT COMPETITORS FROM USING OUR TECHNOLOGY.

     We have been granted, have filed applications for, and have been licensed under a number of patents in the United States and other countries. We rely on these patents and licenses for an advantage in our industry and any infringement of these patents and licenses will lessen our advantage. However, rights granted under patents may not provide us with any competitive advantage over competitors with similar technology, and any issued patents may not contain claims sufficiently broad to protect against these competitors.

     We have not conducted an independent review of patents issued to other companies. We cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions because patent applications in the United States are maintained in secrecy until patents issue and the publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by several months. Competitors in both the United States and other countries may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with our ability to make and sell our products.

     We also rely on unpatented, proprietary technology which is significant to the development and manufacture of our displays. Others may independently develop the same or similar technology or obtain access to our unpatented technology. If we are unable to maintain the proprietary nature of our technologies, our competitors may develop products using our technology.

     Moreover, claims that our products infringe on the proprietary rights of others are more likely to be asserted after we begin commercial sales of products using our technology. It is possible that competitors will infringe our patents. Even the successful defense and prosecution of patent suits is costly and time consuming. The adverse outcome of a patent suit could subject us to significant liabilities to other parties, require disputed rights to be licensed from third parties or require us to stop selling our products.

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     We  have  received  correspondence  from  Futaba  Corporation and its legal counsel  beginning  in  February  1998  alleging  the  following:

- we are infringing one or more patents owned by Futaba relating to the construction and manufacture of our displays that are not expressly included under the license agreement between us and Futaba;
- our use of terms such as "alliance" and "partners" in describing the nature of our contractual relationships with Motorola, Raytheon and Futaba in reports filed with the SEC is misleading; and
- certain provisions in our agreement with Unipac constitute an impermissible sublicense of Futaba technology.

     We do not believe such claims have any merit and have denied each of the allegations in correspondences with Futaba and our counsel. Futaba has also claimed that we improperly supplied certain Futaba proprietary information to Unipac, and that Unipac has, in turn, disclosed such information to a third party vendor. If Futaba prevails on any of these claims, we may be required to modify the construction and manufacture of our displays and may, as a result, be materially adversely affected.

BECAUSE A LARGE PERCENTAGE OF OUR NET ASSETS AND OUR COSTS IS EXPRESSED IN EUROS, CURRENCY FLUCTUATIONS MAY CAUSE GAINS OR LOSSES.

     A large percentage of our net assets and of our costs is expressed in Euros, but our financial statements are stated in U.S. dollars. In 1998, 50% of our assets and 60% of our costs were expressed in Euros. In the nine month period ended September 30, 1999, 20% of our assets and 48% of our costs were expressed in Euros. Fluctuations of the value of the U.S. dollar versus the Euro may cause significant gains or losses. Most of our capital lease obligation is expressed in Taiwanese dollars and thus fluctuations of the value of the Taiwanese dollar versus the Euro may also cause significant foreign exchange gains or losses.

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CERTAIN  ANTI-TAKEOVER  PROVISIONS  THAT  WE HAVE INSTITUTED MAY LIMIT OUR STOCK
PRICE.

     Certain provisions of our restated certificate of incorporation and by-laws may discourage a third party from offering to purchase the company and may also adversely affect the market price of our common stock. These provisions, therefore, inhibit actions that would result in a change in control of the company, including an action that may give the holders of the common stock the opportunity to realize a premium over the then-prevailing market price of their stock.

     In addition, under our restated certificate of incorporation we can issue preferred stock with such designations, rights and preferences as our board of directors determines from time to time. This type of preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the company. In addition, the series E stock issued by the company in December 1998 and any additional shares of preferred stock that we may issue in the future may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of common stock. We do not currently intend to issue any additional shares of preferred stock, but we retain the right to do so in the future.

     Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which may discourage takeover attempts.

OUR  BUSINESS  MAY  SUFFER  IF WE ARE UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL.

     We are highly dependent on the principal members of our management and staff, the loss of whose services might significantly delay or prevent the achievement of research, development or strategic objectives. Our success depends on our ability to retain key employees and to attract additional qualified employees. Competition for such personnel is intense, and we may not be able to retain existing personnel and to attract, assimilate or retain additional highly qualified employees in the future.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     A large number of shares of common stock already outstanding, or issuable upon exercise of options and warrants, are eligible for resale, which may adversely affect the market price of the common stock. As of November 5, 1999, we had 36,044,284 shares of common stock outstanding. An additional 4,705,605 shares of common stock are issuable upon the exercise of outstanding options and warrants. Substantially all of the shares subject to outstanding options and warrants will, when issued upon exercise, be available for immediate resale in the public market pursuant to currently effective registration statements under the Securities Act, or pursuant to Rule 701 promulgated thereunder.

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THE EQUITY LINE AGREEMENT AND CONVERTIBLE NOTE MAY HAVE A DILUTIVE IMPACT ON OUR
SHAREHOLDERS.

     The sale of shares pursuant to the equity line agreement or conversion of the note held by Sumitomo will have a dilutive impact on our stockholders. As a result, our net income or loss per share could be materially decreased in future periods, and the market price of our common stock could be materially and adversely affected. In addition, the common stock to be issued under the equity line agreement and upon conversion of the Sumitomo note will be issued at a discount to the then-prevailing market price of the common stock. These discounted sales could have an immediate adverse effect on the market price of the common stock. We also issued to Kingsbridge a warrant for 100,000 shares of common stock exercisable until February 6, 2003 at an exercise price of $2.30 per share. The issuance or resale of such shares and the shares issuable upon exercise of these warrants may have a further dilutive effect on our common stock and could adversely affect our price.

WE MAY NOT SUCCESSFULLY INTEGRATE MICRON'S DISPLAY DIVISION OPERATIONS, AND THE INTEGRATION OF THE BUSINESSES MAY BE COSTLY.

     In  May  1999,  we  purchased  certain  assets  of  Micron Technology, Inc.
relating to field emission displays including equipment and other tangible assets, contract rights related to the tangible assets and $4.35 million in cash.

     The continued integration of our operations may temporarily distract management's attention from the day-to-day business. While the current process of integrating Micron's operations has showed good progress, if we fail to integrate Micron's operations quickly and efficiently, our business and results of operations may be impaired.

     Some of the things we must accomplish in order to integrate Micron's operations include:

-     educate  previous  and new employees about our technologies and platforms;
-     coordinate  or  combine  research  and  development  efforts;
-     manage  prior  and  new  relationships  with  suppliers and customers; and
- align the strategic plans of two previously independent management teams. These integration efforts may be costly. If we have underestimated these initial costs of integration, our initial results will be worse than anticipated.

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